May 2009

Dear Chevron Shareholder:

In connection with our sponsorship of a shareholder proposal calling for a report on Chevron’s global environmental standards (Item No. 10 on Chevron’s 2009 Annual Meeting ballot), we urge you to review the attached recent analysis “Chevron-Ecuador Lawsuit Poised to Enter Congressional Debate; Additional Data Points Appear Negative for Chevron,” published on April 28 by the Potomac Research Group.

Trillium Asset Management Corporation is a co-sponsor of Item No. 10, which addresses the adequacy of Chevron’s environmental standards in light of numerous toxic legacy issues arising from its operations in Ecuador, Nigeria, Burma, and Angola. Additional sponsors are the New York City pension funds, Pennsylvania Treasurer’s office, the New York State Common Retirement Fund and Amnesty International USA. The proponents are long-term owners of Chevron who collectively hold 14.4 million shares in common stock.

Also available upon EDGAR is our five-page memo making the case for our proposal, which can be viewed here.

If you have any questions, please contact either one of us at the numbers given below.

Sincerely,

Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
(617) 292-8026, x 248

Teddy Downey - Senior Analyst	April 28, 2009
202.266.7109 | tdowney@potomacresearch.com
Chris Krueger - Senior Analyst
202.266.7152 | ckrueger@potomacresearch.com

Chevron-Ecuador Lawsuit Poised to Enter Congressional Debate; Additional Data Points Appear Negative for Chevron

With an Ecuadorian court set to rule as early as this fall on whether Chevron (CVX) is liable for $27 billion in damages, we lay out why we believe investors do not fully understand the regulatory and litigation risk facing the company.

1.
$27 billion overhang. Our sources in the legal community indicate that Chevron is likely to lose a $27 billion lawsuit against the company (Aguinda v. ChevronTexaco), which is due for a court ruling in Ecuador as early as this fall. Chevron itself has said that they anticipate a negative outcome in letters to the United States Trade Representative. While the case would almost certainly be dragged out further by an appeals process, we see the possibility that Chevron would be compelled to place monetary damages into an escrow account following a verdict as an unappreciated near-term risk. In addition, we believe that while media coverage of the case has been mostly critical of Chevron, investors do not fully appreciate the risks involved, as Chevron’s arguments of how they will never have to make a payout have worked their way into the consensus view by the market. We believe investors buy arguments from Chevron that the Ecuadorian court where the suit has jurisdiction is unfair, that the expert in the case who determined that damages amounted to $27 billion is biased, and that a $40 million remediation payment by Texaco means that PetroEcuador, who bought out Texaco’s stake in the Ecuadorian oil business in 1990, should be on the hook for further cleanup. It is not really our place to make a definitive conclusion about the merits of the case, but rather to highlight why we see risk to Chevron as underappreciated. Our sense is that the market views this situation as having another ten years at least of playing out, but our sources indicate that at the very least, the uncertainty around the risk will grow in the coming months, and the possibility of a major, multibillion dollar payment to Ecuador is going to become much more real. The analysis leading to this opinion stems from our view that the ruling is due as early as this fall, that there is a possibility that Chevron would have to put money in escrow, that chatter in Washington is picking up around the case, and that the politics around the case have the potential to elevate it to a higher profile event. We admit that it can be argued that political involvement in a case makes it easier for Chevron to appeal down the road, but from our standpoint, the politics carry substantial headline risk and reputational risk, while not necessarily interfering in the merits of the case one way or another.

© 2009 Potomac Research Group. This information is solely for recipient’s internal use, and may not be copied, disseminated or forwarded to anyone outside the recipient's organization without the prior written consent of Potomac Research Group.

Washington Policy

2.
Congressional Spotlight. A Congressional hearing today could be a precursor to broader media exposure of the Chevron-Ecuador lawsuit. We expect the 10:30am hearing titled, “Hearing on "Ecuador, Nigeria, West Papua: Indigenous Communities, Environmental Degradation, and International Human Rights Standards" to feature testimony arguing that Chevron’s past business in Ecuador amounted to a massive human rights violation. Plaintiffs in the case charge that Chevron is responsible for the befouling of an area larger than Rhode Island of the Amazon Rainforest, and that this pollution has in turn led to abnormal levels of cancer, including child leukemia, among the affected indigenous groups. One of our sources familiar with the case urged us to take a step back from the details of the case to view the situation on a more macro level—it is in Ecuador’s political and financial interest to try to recoup money from a massive US corporation. We note that Ecuador defaulted on some commercial bond obligations in December 2008 and leftist President Rafael Correa has decreed and subsequently reversed a windfall profits tax on private oil companies. Viewing a ruling in the lawsuit as a potential monetary windfall in line with the president’s politics, we see Ecuador fighting tooth-and-nail for this money and to promote the perception that Chevron is an environmentally unfriendly company largely responsible for the poor health of the Amazon (no matter whether it is true or not). Our source, pointing to Ecuador’s interests, said that, no matter the outcome in the case, it is likely to evolve into a PR war between Chevron and Ecuador.

3.
Long-shot Lobbying Effort. Efforts by Chevron to lobby the United State Trade Representative to alter Ecuador’s trade status are unlikely to be well received by the Obama administration, especially considering Obama wrote a letter to the USTR in 2006 to let the case in Ecuador play out without US political intervention alongside current Senate Judiciary Chairman Patrick Leahy (D-VT). Furthermore, we note that this Chevron lobbying tactic was unable to get off the ground under the Bush administration, making it very unlikely that the approach could gain traction under the current President, who recently travelled to Mexico to shore up the relationship between Latin America and the US at the Summit of the Americas.

4.
Pressure to Settle? We would note that Chevron is headquartered in the district of Congressman George Miller (D-CA), arguably one of the most influential lawmakers in Congress as he is a trusted advisor to Speaker Nancy Pelosi. While Miller would be an unlikely defender of the industry, he could push Chevron to settle, if he sensed an upcoming storm of negative attention in Congress. Some large shareholders have already urged Chevron to settle so as to remove the uncertainty that the case presents, and we fully expect these calls to increase in the coming months. One of the biggest risks going forward is the uncertainty in the case, and more than anything, this report highlights the complexity of the lawsuit and the lack of clarity behind how it will play out.

5.
Plaintiffs paint a cover-up story. As we dug into the Chevron lawsuit, we noticed a press release by the representatives for the plaintiffs that details four reasons why Chevron has misled shareholders in its descriptions of risk in the Chevron case. The four statements in Chevron public filings that the plaintiffs’ representatives argue are untrue or misleading are that the Ecuadorian court lacks jurisdiction, that a remediation agreement between Texaco and Ecuador released Texaco from liability, that a statute of limitations in Ecuador bar the lawsuit, and that the case is bogus because one of the laws referenced in the case cannot apply retroactively. Again, we refrain from taking sides on these points, but we believe that this could develop into an additional risk, considering that the case is entering the Congressional debate. The financial crisis as well as recent accusations that Bank of America’s executives made inadequate disclosures to shareholders have led to increased House Financial Services Chairmen Frank (DMA) and Senate Banking Chairman Dodd (D-CT) very focused on shareholder rights. We would not be surprised if an important Senator, Governor, and/or Attorney General takes an activist interest in the case.

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6.
Negative Bush Administration Optics. Having one of the lawyers who drafted the “torture” memos, now at the center of heated debate in Congress, as Chevron’s Chief Corporate Counsel has negative public relations optics, and could add fuel to the fire.

7.
Wounds of Iran-Contra Reopen? The past history of Latin American human rights abuses resonates deeply with Democrats in the US Congress (Nicaragua and El Salvador debates of the 1980s and Iran-Contra), suggesting that this issue will remain a priority for Congress, particularly with its environmental angle.

8.
Chavez & Geopolitics. Chevron’s important relationships with friends of Ecuador, namely Venezuela, could come under pressure as Ecuador President Rafael Correra is a close ally of Venezuela President Hugo Chavez.

Risks to Our Thesis

1. Chevron ultimately wins the case or is able to delay resolution of the case indefinitely.
2. Congressional hearing fails to generate interest and concern on Capitol Hill, in the media, or at the state level.

Background & History

•	The legal case, Aguinda v. ChevronTexaco, originally was filed in NY federal court in 1993 against Texaco on behalf of 30,000 inhabitants of Ecuador’s rainforest. Chevron bought Texaco in 2001.
•
Texaco challenged the jurisdiction of the case for nine years in the U.S., ultimately succeeding in having it transferred to Ecuador in 2002, claiming Ecuador’s courts were a fair and an adequate forum.

•	The Aguinda lawsuit was re-filed in May 2003 in Ecuador. The trial began in October 2003.
•	The lawsuit alleges that Texaco used a variety of sub-standard production practices in Ecuador that resulted in the dumping of billions of gallons of toxic waste into Amazon waterways.
•
In April 2008, a court-appointed expert and a team of 14 scientists and technical experts, in a 4,000 page report that analyzed all the evidence in the trial, including 62,000 sampling results, recommended $16 billion in fines, damages and remediation costs. In November 2008, court appointed experts raised the number to $27 billion.

•	A cornerstone of Chevron’s defense is that it claims Ecuador's government relieved Texaco of responsibility after the $40 million, three-year cleanup, which ended in 1998.
•
Chevron has maintained that they (Texaco) were partners with Petroecuador, Ecuador’s stateowned oil company, during the timeframe and are not liable. The lawsuit is primarily about damage caused by Texaco from 1964 to 1990, when it was the operator of the concession.

•	Petroecuador company and government officials acknowledge that the state firm dumped waste into waterways after it assumed control, and that there were spills from its pipelines.
•	The plaintiff’s experts estimate the damage is 30 times larger than that of the Exxon Valdez disaster. Some call the area the “Amazon Chernobyl.”
•
Cancer rates and other oil-related health problems in the region have skyrocketed according to the plaintiffs’ lawsuit. The court expert estimated 1,041 excess deaths from cancer due to oil contamination.

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•	If the court accepts the damages assessment put forth by the independent expert, the case could result in the largest ever judgment in an environmental case.

Congressional Hearing Details

The Tom Lantos Human Rights Commission

Hearing on "Ecuador, Nigeria, West Papua: Indigenous Communities, Environmental Degradation, and International Human Rights Standards."

Participants: Marcos Orellano of the Center for International Environmental Law; Octovianus Mote, human rights and environmental advocate in West Papua; and Steven Donziger, legal counsel of indigenous and campesino communities in northeastern Ecuador

Location: 2200 Rayburn House Office Building. 10:30 a.m. (April 28, 2009)

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About Potomac Research Group

Potomac Research Group is the premier provider of independent research regarding the impact of legislative and regulatory developments on highly-regulated industries. Our research draws upon the most extensive network of Washington policy influencers, enabling uncommon insight into the timing, direction and impact of policy changes upon Wall Street.

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Gerry McGrath at (866) 479-1632

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Dave Astorr at (866)-315-5495

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